Exhibit 11.1

The following information sets forth the computation of the weighted average basic and diluted net increase in net assets per share from operations for the three months ended September 30, 2017 and September 30, 2016 (dollars in thousands except share and per share amounts):

	For the three months ended
	September 30,	September 30,
Basic and diluted	2017	2016
Net decrease in net assets from operations	$-1,611	$-1,843
Weighted average common shares outstanding	14,245,220	13,490,636
Weighted average earnings per common share-basic and diluted	$-0.11	$-0.14